Filed by Romeo Power, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9
under the Securities Exchange Act of 1934, as amended

Subject Company: Romeo Power, Inc.
Filer’s SEC File No.: 001-38795
Date: August 1, 2022

The following communications are being filed in connection with the acquisition of Romeo Power, Inc. (“Romeo” or the “Company”) by Nikola Corporation (“Nikola”).

Video Transcript from Nikola to Romeo

The following video transcript was made available to Romeo employees on August 1, 2022.

Mark Russell:	Hey, I'm Mark Russell. I'm the chief executive officer here at Nikola. And on behalf of the entire team here at Nikola, we're thrilled that we're going to be on the same team going forward. It's an incredibly exciting day for all.

Mark Russell:	If you don't know anything about us, we were founded in 2015. We're headquartered in Phoenix, Arizona. We have over 1,200 passionate employees who are focused on bringing our battery, electric, and hydrogen fuel cell electric semi-trucks to the market, as well as providing the energy infrastructure that they need to operate.

Mark Russell:	If the name sounds familiar, it's because we have been partners for some time. Nikola and Romeo have been working for several years together, and we share a common vision about the fleet of the future.

Mark Russell:	This is a big strategic move for us. It's one that brings battery pack engineering and production in house. We believe that Romeo's proven technology and expertise will help us accelerate our product development, increase the range and charge rates of our trucks, and improve our customers' experience. We're thrilled that Romeo's Cypress, California facility will become our battery center of excellence going forward after closing.

Mark Russell:	I'm sure you have questions about what that means for you and what it will be like to be part of Nikola. Nothing will change in the near term as we work to close the transaction. It will take several months. We expect it will happen as soon as October.

Mark Russell:	Until then, it's important that you continue your important day-to-day work. It's helping all of us drive towards a zero emission future. We'll be giving you more information in the coming weeks and months as we get closer to the closing. Meanwhile, I look forward to formally welcoming you once the transaction closes and hope that you're as excited as we are about the possibilities in front of us. I'm confident that together we'll continue driving forward with our mission of pioneering solutions for a zero emission world of the future. Thank you.

Important Information About the Exchange Offer

The exchange offer for the outstanding shares of Romeo Common Stock referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the exchange offer materials that Nikola and its acquisition subsidiary will file with the SEC, upon the commencement of the exchange offer. At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC with respect to the exchange offer.

Additional Information and Where to Find It

THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Company’s stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Investor Relations, Corporate Secretary at Romeo Power, Inc., 4380 Ayers Avenue Vernon, CA 90058 (for documents filed by the Company) or Investor Relations, Corporate Secretary at Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040 (for documents filed by Nikola).

Forward-Looking Statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to the Company and the acquisition of the Company by Nikola that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “contemplate,” “intend,” “believe,” “estimate,” “continue,” “goal,” “project” or the negative of such terms or other similar terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements, including the following: risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction, risks that the Company is unsuccessful in integrating potential acquired businesses and product lines; risks of decreased revenues due to pricing pressures or lower product volume ordered from customers; risks that our products, and services fail to interoperate with third-party systems; potential price increases or lack of availability of third-party technology, battery cells, components or other raw materials that we use in our products; potential disruption of our products, offerings, and networks; our ability to deliver products and services following a disaster or business continuity event; risks resulting from our international operations, including overseas supply chain partners; risks related to strategic alliances; risks related to our ability to raise additional capital in the future if required; potential unauthorized use of our products and technology by third parties; potential impairment charges related to our long-lived assets, including our fixed assets and equity method investments; changes in applicable laws or regulations, including tariffs and similar charges; potential failure to comply with privacy and information security regulations governing the client datasets we process and store; the possibility that the novel coronavirus (“COVID-19”) pandemic may adversely affect our future results of operations, financial position and cash flows; the possibility that Russia’s invasion of Ukraine may result in continued price increases or lack of availability of certain raw materials; and the possibility that we may be adversely affected by other economic, business or competitive factors. The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this and other communications we file with or furnish to the Securities and Exchange Commission (“SEC”), including the information in “Item 1A. Risk Factors” included in Part I of our Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent quarterly reports on Form 10-Q. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.

Video Transcript from Nikola to Romeo

The following video transcript was made available to Romeo employees on August 1, 2022.

Speaker 1:	You know, it's not supposed to be easy to solve a global problem. You have to do whatever it takes. Whatever you want to call it that makes you step off into the first step of an unknown journey, and then, undeterred, continue to drive for it no matter what happens, that's what it takes.

Speaker 2:	Change has always been a part of the world. And that's what's happening with decarbonization. It's accelerating. I've always thought there are two classes of people, the ones that wait for change and the ones that start working on change today. Those are the pioneers. Those are the ones that want to change the world.

Speaker 3:	Getting to zero emissions is the linchpin for everything else. This is not a small problem and it's not a small solution. These are big problems, and this is a big, game-changing solution. And we know we can get off our dependency on fossil fuels. Uh, we also know that either we do it now or we're doing it later, because fossil fuels is a finite resource.

Speaker 4:	There are millions and millions of diesel trucks in the US and in Europe. It's a massive opportunity. Scale is huge, and I think the changes are coming much faster than we think.

Speaker 5:	The pace of change is, is breathtaking right now. Our job is to take the part of that change that we've decided to prove out and stay the course. What we're proving out here is so much bigger than what most people see, which is just a truck. But that's just the tip of the iceberg.

Speaker 6:	We have been very clear, and we have articulated how we can deliver a fuel cell truck as well as fuel and service. We recognize that this is a long game. There's a logic to this. When it comes to zero emission vehicles and decarbonizing the world, these are worthwhile goals. We get excited about it. We're ... We get passionate about it. Without trying to be too overly ambitious about what it will take to actually disrupt the market.

Speaker 7:	This industry's been somewhat complacent for, for some time now. So you know, you can argue it's time for change. It's time for an evolution. What we're doing, you know, we're, we're evolving an industry, right? Charging the way and leading a path. Uh, we have to continue to push now, uh, to get to these goals of, of zero emissions and a zero emissions world.

Speaker 5:	That's why I always say the only way to do something that's never been done before is to go someplace you've never been.

Important Information About the Exchange Offer

The exchange offer for the outstanding shares of Romeo Common Stock referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the exchange offer materials that Nikola and its acquisition subsidiary will file with the SEC, upon the commencement of the exchange offer. At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC with respect to the exchange offer.

Additional Information and Where to Find It

THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Company’s stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Investor Relations, Corporate Secretary at Romeo Power, Inc., 4380 Ayers Avenue Vernon, CA 90058 (for documents filed by the Company) or Investor Relations, Corporate Secretary at Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040 (for documents filed by Nikola).

Forward-Looking Statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to the Company and the acquisition of the Company by Nikola that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “contemplate,” “intend,” “believe,” “estimate,” “continue,” “goal,” “project” or the negative of such terms or other similar terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements, including the following: risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction, risks that the Company is unsuccessful in integrating potential acquired businesses and product lines; risks of decreased revenues due to pricing pressures or lower product volume ordered from customers; risks that our products, and services fail to interoperate with third-party systems; potential price increases or lack of availability of third-party technology, battery cells, components or other raw materials that we use in our products; potential disruption of our products, offerings, and networks; our ability to deliver products and services following a disaster or business continuity event; risks resulting from our international operations, including overseas supply chain partners; risks related to strategic alliances; risks related to our ability to raise additional capital in the future if required; potential unauthorized use of our products and technology by third parties; potential impairment charges related to our long-lived assets, including our fixed assets and equity method investments; changes in applicable laws or regulations, including tariffs and similar charges; potential failure to comply with privacy and information security regulations governing the client datasets we process and store; the possibility that the novel coronavirus (“COVID-19”) pandemic may adversely affect our future results of operations, financial position and cash flows; the possibility that Russia’s invasion of Ukraine may result in continued price increases or lack of availability of certain raw materials; and the possibility that we may be adversely affected by other economic, business or competitive factors. The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this and other communications we file with or furnish to the Securities and Exchange Commission (“SEC”), including the information in “Item 1A. Risk Factors” included in Part I of our Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent quarterly reports on Form 10-Q. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.

Romeo Social Media Posts

The following social media posts were made available in connection with the transaction.

Facebook: We are pleased to announce that Nikola Corporation [NASDAQ: NKLA] has signed a Definitive Agreement to acquire Romeo Power, Inc. [NYSE: RMO] in an all-stock transaction.

For details, please read the full news release: prn.to/3OQIjPY.

LinkedIn: We are pleased to announce that Nikola Corporation [NASDAQ: NKLA] has signed a Definitive Agreement to acquire Romeo Power, Inc. [NYSE: RMO] in an all-stock transaction. For details, please read the full news release: prn.to/3OQIjPY.

Instagram: We are pleased to announce that Nikola Corporation [NASDAQ: NKLA] has signed a Definitive Agreement to acquire Romeo Power, Inc. [NYSE: RMO] in an all-stock transaction. For details, please read the full news release via our link in bio.

Important Information About the Exchange Offer

The exchange offer for the outstanding shares of Romeo Common Stock referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the exchange offer materials that Nikola and its acquisition subsidiary will file with the SEC, upon the commencement of the exchange offer. At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC with respect to the exchange offer.

Additional Information and Where to Find It

THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Company’s stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Investor Relations, Corporate Secretary at Romeo Power, Inc., 4380 Ayers Avenue Vernon, CA 90058 (for documents filed by the Company) or Investor Relations, Corporate Secretary at Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040 (for documents filed by Nikola).

Forward-Looking Statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to the Company and the acquisition of the Company by Nikola that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “contemplate,” “intend,” “believe,” “estimate,” “continue,” “goal,” “project” or the negative of such terms or other similar terms. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements, including the following: risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction, risks that the Company is unsuccessful in integrating potential acquired businesses and product lines; risks of decreased revenues due to pricing pressures or lower product volume ordered from customers; risks that our products, and services fail to interoperate with third-party systems; potential price increases or lack of availability of third-party technology, battery cells, components or other raw materials that we use in our products; potential disruption of our products, offerings, and networks; our ability to deliver products and services following a disaster or business continuity event; risks resulting from our international operations, including overseas supply chain partners; risks related to strategic alliances; risks related to our ability to raise additional capital in the future if required; potential unauthorized use of our products and technology by third parties; potential impairment charges related to our long-lived assets, including our fixed assets and equity method investments; changes in applicable laws or regulations, including tariffs and similar charges; potential failure to comply with privacy and information security regulations governing the client datasets we process and store; the possibility that the novel coronavirus (“COVID-19”) pandemic may adversely affect our future results of operations, financial position and cash flows; the possibility that Russia’s invasion of Ukraine may result in continued price increases or lack of availability of certain raw materials; and the possibility that we may be adversely affected by other economic, business or competitive factors. The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this and other communications we file with or furnish to the Securities and Exchange Commission (“SEC”), including the information in “Item 1A. Risk Factors” included in Part I of our Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent quarterly reports on Form 10-Q. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.